EXHIBIT 99.3

NOTICE OF SPECIAL MEETING

SVB FINANCIAL SERVICES, INC.

70 East Main Street

Somerville NJ 08876

(908) 541-9500

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on June 9, 2005

To the shareholders of SVB Financial Services, Inc.:

We will hold a special meeting of shareholders of SVB Financial Services, Inc. at 2:00 p.m., local time, on Thursday, June 9, 2005, at Raritan Valley Country Club, Route 28, Somerville, New Jersey 08876, for the following purposes:

1. to approve and adopt the Agreement and Plan of Merger, dated January 11, 2005, between SVB Financial Services, Inc. and Fulton Financial Corporation which provides, among other things, for the merger of SVB Financial with and into Fulton and the conversion of each share of common stock of SVB Financial outstanding immediately prior to the merger (subject to proration) into: (i) .9519 shares (subject to adjustment) of Fulton common stock; or (ii) $21.00 in cash, with a shareholder being permitted to elect to receive all stock, all cash or one of two combinations of stock and cash (80% stock/20% cash or 60% stock/40% cash) (subject to proration);

2. to adjourn the special meeting to a later date if necessary in order to solicit additional proxies; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

We have fixed the close of business on April 20, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only holders of SVB Financial common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. The affirmative vote of at least a majority of the outstanding shares of SVB Financial common stock is necessary to approve and adopt the merger agreement.

Our board of directors has determined that the merger agreement is fair to and in the best interests of SVB Financial’s shareholders and unanimously recommends that shareholders vote “FOR” approval and adoption of the merger agreement and “FOR” each other proposal.

By Order of the Board of Directors

/s/ ELIZABETH J. BALUNIS
Elizabeth J. Balunis
Corporate Secretary
May 6, 2005

IMPORTANT

Your vote is important regardless of the number of shares you own. A failure to vote your shares will effectively act as a vote against the merger. Whether or not you expect to attend the special meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If you are a record shareholder and for any reason you desire to revoke your proxy, you may do so at any time before it is voted at the special meeting.